FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   October 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: October 10, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
October 6, 2006

Orezone Management Appointments

OTTAWA, ONTARIO -- Orezone Resources Inc. (OZN:TSX,Amex) is pleased to announce the appointments of Niel Marotta as Vice President, Corporate Development and Bryan Tokarsky as Manager, Corporate Finance.

Mr. Marotta previously spent five years at Fidelity Investments in Boston and managed the Select Gold Fund as well as covering several industries, including the precious metals sector, as an analyst. Mr. Marotta holds a Bachelor of Commerce Degree from McGill University and will be responsible for Corporate Strategy, Communications and Investor Relations with Orezone.

“Orezone is a great growth story in the Junior Gold Sector with tremendous potential,” said Marotta. “I look forward to helping management pursue strategic opportunities within the gold industry and tell the story to investors as the Company moves towards its goal of production.”

Mr. Tokarsky holds a Bachelor of Commerce Degree from the University of Ottawa as well as Chartered Accountant and Chartered Business Valuator designations. He was previously with Corel Corp. and was involved in helping Corel through the IPO process and fulfilling its regulatory requirements as it returned to the public markets. Prior to Corel, Mr. Tokarsky worked in Corporate Finance with BDO Dunwoody.

The addition of Niel and Bryan adds a great deal of depth and breadth to Orezone’s management team said Ron Little, President and CEO. “Niel’s knowledge of the gold sector and familiarity with the investment process and Bryan’s background in public company accounting will be great additions to the Company as we move toward our goal of becoming a gold producer,” he added.

Orezone is an explorer and emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa, where partner Gold Fields Limited is earning a 60 per cent interest by completing a bankable feasibility study. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little President & CEO rlittle@orezone.com	Greg Bowes Vice President & CFO gbowes@orezone.com
Telephone: (613) 241-3699	Toll Free: (888) 673-0663

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-

looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.